From: David Sandberg
Sent: Friday, June 12, 2009 4:39 PM
To: 'Richard Snyder'
Cc: 'James S. Gladney'; 'l.mazz@verizon.net'
Subject: Response to most recent email

Dick,

Thanks for your reply. I am disappointed that your message talks about "efforts to gain control without paying a premium" because 1) as you know we are not seeking a majority stake and 2) our nominees are independent, because only two are our affiliates and the others are not controlled by us. If all our nominees were elected there would be a board that answers only to holders. We seek only to benefit from a new board with more industry experience and which owns shares, and thus has a common interest, with Asure's stockholders. I truly feel that new members with these characteristics should be elected and should replace the current Board, which has led Asure to significant expenditures towards a Go-Private effort which shareholders did not want and which - in the last six years alone - has overseen tens of millions of dollars in losses, consistently missed forecasts, and led a 90% decline in Asure's stock price, all while maintaining a cost structure that only now is being addressed by Asure's Board and management team. We do not agree that you have an "effective strategy" and because of this, we are not confident that the existing directors have any ability to carry out long-term profitability or to maximize shareholder value. Further, our prior communications detailed a comprehensive process for review as well as plans to reduce excessive management compensation, excessive provider costs, and to enact a reverse split coupled with a stock repurchase plan in order to maintain a NASDAQ listing and to provide for potentially accretive share repurchases.

If you or your nominating committee would be interested in meeting any or all of our proposed nominees to see if they should become the company nominees, that can be productive. However I do not detect openness to that in your message. If I am misunderstanding your position and the board is open to new talent, please let me know so we can set up some discussions. If there is not a bona fide willingness to consider substituting our slate for the current board, then perhaps the best thing for the stockholders is to set the record date so there can be an orderly attempt to present our positions to the stockholders. In accordance with this desire to present our positions to stockholders, we will be submitting a section 220 demand letter requesting that you provide certain information which we wish to use in communicating with other shareholders about our desire to replace members of the existing board of directors.

Very truly yours,

David Sandberg

David Sandberg
Portfolio Manager
Red Oak Partners, LLC
dsandberg@redoakpartners.com
(212) 614-8952 direct
(646) 773-6277 cell
(646) 390-6784 fax
654 Broadway, Suite 5
New York , NY 10012